Exhibit 2.1

Execution Copy

AMENDMENT NO. 1

TO THE

AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER, dated as of August 2, 2013 (this “Amendment”), is entered into by and among Denali Holding Inc., a Delaware corporation (“Parent”), Denali Intermediate Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Intermediate”), Denali Acquiror Inc., a Delaware corporation and a wholly-owned subsidiary of Intermediate (“Merger Sub” and, taken together with Intermediate and Parent, the “Parent Parties”), and Dell Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined elsewhere in this Agreement shall have the meanings ascribed to them in the Agreement and Plan of Merger, dated as of February 5, 2013, by and among the Parent Parties and the Company (the “Merger Agreement”).

RECITALS

WHEREAS, the parties desire to amend the Merger Agreement so as to, among other things, increase the Merger Consideration from $13.65 to $13.75, permit the payment by the Company of a $0.13 per share special cash dividend to holders of record prior to the Closing and reduce the Company Termination Fee under certain circumstances;

WHEREAS, the willingness of the Parent Parties to agree to such increase in the Merger Consideration, such special cash dividend and such reduction of the Company Termination Fee is conditioned on the other amendments to the Merger Agreement set forth in this Amendment;

WHEREAS, the Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that the transactions contemplated by the Merger Agreement as amended by this Amendment, including the Merger, are fair to, and in the best interests of, the Company’s stockholders (other than the MD Investors), (ii) approved and declared advisable the execution, delivery and performance of this Amendment and the consummation of the transactions contemplated by the Merger Agreement as amended by this Amendment, including the Merger, and (iii) resolved to recommend that the Company’s stockholders adopt the Merger Agreement as amended by this Amendment;

WHEREAS, the boards of directors of each of the Parent Parties have, on the terms and subject to the conditions set forth herein, approved and declared advisable the Merger Agreement as amended by this Amendment and the transactions contemplated herein; and

WHEREAS, the parties have agreed to amend the Merger Agreement as provided in this Amendment.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Parent Parties agree as follows:

1. Amendment of Section 2.1(a). The reference to “$13.65” in Section 2.1(a) of the Merger Agreement is hereby amended to be “$13.75”.

2. Amendment of Section 2.3(a). Section 2.3(a) of the Merger Agreement hereby is amended by inserting the following sentence after the last sentence of Section 2.3(a)

“Notwithstanding anything to the contrary contained in this Agreement, upon the declaration by the Company of the $0.13 per Share special cash dividend permitted by Section 5.1(b)(iv) of this Agreement with a record date prior to the Effective Time, the Company will take all necessary action to reduce, by the amount per Share of such special cash dividend, the exercise price per Share of each Company Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time.”

3. Amendment of Section 2.3(b). Section 2.3(b) of the Merger Agreement hereby is amended by inserting the following parenthetical between the phrases “related to dividend equivalents” and “credited with respect to” contained therein:

“(including, for the avoidance of doubt, dividend equivalents credited in connection with the special cash dividend contemplated by Section 5.1(b)(iv) of this Agreement)”

4. Amendment of Section 2.3(c). Section 2.3(c) of the Merger Agreement hereby is amended by inserting the following parenthetical between the phrases “related to dividends payable” and “on such Restricted Shares” contained therein:

“(including, for the avoidance of doubt, dividends payable in connection with the special cash dividend contemplated by Section 5.1(b)(iv) of this Agreement)”

5. Amendment of Section 3.21. Section 3.21 of the Merger Agreement hereby is amended and restated in its entirety to read as follows:

“Required Vote of Company Stockholders. The affirmative vote (in person or by proxy) at the Company Meeting, or any adjournment or postponement thereof, of (i) the holders of a majority of the outstanding Shares entitled to vote thereon in favor of the adoption of this Agreement (the “Stockholder Approval”) and (ii) the holders of a majority of the outstanding Shares entitled to vote thereon and present in person or by proxy and voting for or against adoption of this Agreement at the Company Meeting that are not owned, directly or indirectly, by the Parent Parties, the MD Investors, any other officers and directors of the Company or any other Person having any equity interest in, or any right to acquire any equity interest in, Merger Sub or any Person of which Merger Sub is a direct or indirect Subsidiary, in favor of the adoption of this Agreement (the “Unaffiliated Stockholder Approval” and, together with the Stockholder Approval, the “Company Stockholder Approvals”) are the only votes or approvals of the holders of any class or series of capital stock of the Company or any of its Subsidiaries which are necessary to adopt this Agreement and approve the transactions contemplated herein.”

6. Amendment of Section 5.1(b)(iv). Section 5.1(b)(iv) of the Merger Agreement hereby is amended and restated in its entirety to read as follows:

(iv) Other than a special cash dividend of $0.13 per Share to be declared after the receipt of the Stockholder Approval and other than quarterly cash dividends of $0.08 per Share on record dates within the ranges of dates identified in Section 5.1(a)(iv) of the Company Disclosure Letter (provided that the record date otherwise falling between September 26, 2013 and October 16, 2013 may be advanced by the Company at its discretion to ensure such record date precedes the Closing Date and enable the Company to comply with notice requirements under applicable Law with respect to such record date), declare, set aside or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to its capital stock or other equity interests (except (A) dividends or other distributions in cash, stock or property paid by any direct or indirect wholly-owned Subsidiary of the Company to the Company or to any other direct or indirect wholly-owned Subsidiary of the Company and (B) dividend equivalent rights provided pursuant to the terms of the Company Stock Plans and payable with respect to Company RSU Awards outstanding as of the date hereof);

7. Amendment of Section 5.5. Section 5.5 of the Merger Agreement hereby is amended by inserting the following sentence after the last sentence of Section 5.5:

“Notwithstanding the foregoing and except as may be otherwise required by applicable law, the Company will (i) on August 2, 2013, adjourn the special meeting of the Company’s stockholders to September 12, 2013 prior to any vote by the Company’s stockholders in respect of the Company Stockholder Approvals; (ii) establish a new record date for such reconvened special meeting of August 13, 2013 and (iii) take all actions required by Section 222 of the DGCL in connection with the actions contemplated by the foregoing clauses (i) and (ii).”

8. Amendment of Definition of “Company Termination Payment”. The definition of “Company Termination Payment” is hereby amended and restated in its entirety to read as follows:

““Company Termination Payment” means (i) if payable in connection with a termination of this Agreement by (x) the Company pursuant to Section 7.1(c)(ii) with respect to the Company entering into an Alternative Acquisition Agreement with a Person or group that is an Excluded Party at the time of such termination; (y) Parent pursuant to Section 7.1(d)(ii) and the event giving rise to such termination is the submission of an Acquisition Proposal by a Person or group that is an Excluded Party at the time of such termination; or (z) by the Company or Parent pursuant to Section 7.1(b)(iii), and within twelve months of such termination the Company shall have entered into a definitive agreement with respect to any recapitalization, or any extraordinary dividend or share repurchase, or a recapitalization, or an extraordinary dividend or share repurchase, is consummated that, together with any related transactions, would not result in any Person or group beneficially owning 50% or more of any class of equity securities of the Company then, in the case of each clause (x), (y) or (z) of this definition, $180,000,000, and (ii) if payable in any other circumstance, an amount equal to $450,000,000; provided that if the Company Termination Payment of $180,000,000 is paid as a result of the occurrence of an event specified in clause (z) hereof and within twelve months of the termination of this Agreement pursuant to Section 7.1(b)(iii) the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal not described in clause (x), (y) or (z) or any Acquisition Proposal not described in clause (x), (y) or (z) is consummated then the Company Termination Payment will be $450,000,000 and the Company shall pay to Parent (or one or more of its designees) $450,000,000 minus the amount of the Company Termination Payment previously paid by the Company no later than the earlier of (A) the date the Company enters into a definitive agreement with respect to such Acquisition Proposal and (B) the date on which the Company consummates such Acquisition Proposal.”

9. Company Authority Relative to Amendment. The Company hereby represents and warrants to the Parent Parties as follows: The Company has the requisite corporate power and authority to enter into and deliver this Amendment and, subject to receipt of the Company Stockholder Approvals, to perform its obligations hereunder. The execution and delivery of this Amendment by the Company has been duly and validly authorized by the Company Board and no other corporate action on the part of the Company, pursuant to the DGCL or otherwise, is necessary to authorize this Amendment. This Amendment has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by each of the Parent Parties, is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

10. Parent and Merger Sub Authority Relative to Amendment. Each of the Parent Parties hereby represents and warrants to the Company as follows: Each of the Parent Parties has the requisite corporate power and authority to enter into and deliver this Amendment and to perform its obligations hereunder. The execution and delivery of this Amendment by the Parent Parties has been duly and validly authorized by the Boards of Directors of each of the Parent Parties, and no other corporate action on the part of the Parent Parties is necessary to authorize this Amendment. This Amendment has been duly and validly executed and delivered by the Parent Parties and, assuming due and valid authorization, execution and delivery hereof by the Company, is the valid and binding obligation of the Parent Parties, enforceable against each of the Parent Parties in accordance with its terms, except that the enforcement hereof may be limited by (x) bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (y) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

11. References to the Merger Agreement. After giving effect to this Amendment, each reference in the Merger Agreement to “this Agreement”, “hereof”, “hereunder” or words of like import referring to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment and all references to the Company Disclosure Letter to “the Agreement” shall refer to the Merger Agreement as amended by this Amendment.

12. Construction. Except as expressly provided in this Amendment, all references in the Merger Agreement and the Company Disclosure Letter to “the date hereof” or “the date of this Agreement” shall refer to February 5, 2013.

13. Other Miscellaneous Terms. The provisions of Article VIII (Miscellaneous) of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

14. No Further Amendment. Except as amended hereby, the Merger Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.

DELL INC.

By:	/s/ Brian T. Gladden
	Name:	Brian T. Gladden
	Title:	Senior Vice President, Chief Financial Officer

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.

DENALI HOLDING INC.

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	President

DENALI INTERMEDIATE INC.

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	President

DENALI ACQUIROR INC.

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	President

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]